United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

DOLLAR GENERAL CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Dollar General shareholders,

The Accountability Board, Inc. is proud to include Dollar General (DG) in our portfolio.

We’ve analyzed DG’s latest proxy statement, including the proposal related to cage-free egg disclosure and the Board’s statement opposing it. We’ve also seen a recent disclosure from DG’s competitor, Dollar Tree, on this same topic. After carefully reviewing all these materials, we have chosen to break with the Board’s recommendation by voting FOR the proposal. Here’s why.

For context, this proposal is about DG’s longstanding ESG commitment regarding animal welfare in its egg supply. It comes at a time when corporate accountability on this and other significant policy issues are being subjected to increasing public and stakeholder scrutiny.

Last year, for example, irregularities in what McDonald’s was publicly reporting (versus actually doing) on one of its animal welfare commitments were thrust into the global spotlight. This controversy was featured in the Wall Street Journal, New York Times, Washington Post, Financial Times, BBC, and many other major news outlets. Carl Icahn challenged two board members in a proxy contest, and when Institutional Shareholder Services (ISS) evaluated the issue in detail, it concluded that only “cautionary support” was warranted for re-electing them, pointing out that it “serves as a reminder to shareholders to demand greater specificity from corporate leaders seeking to address ESG concerns[.]”

It is precisely that “greater specificity” that this proposal calls for. It simply requests DG disclose three data points: 1) its percentage of cage-free eggs, 2) steps it’s taken since 2016 to implement its pledge about converting to 100% cage-free eggs by 2025, and 3) what next steps it will take toward that end.

And DG’s opposition statement only heightens our interest in this data. Taking each requested point in order:

1.	What is Dollar General’s percentage of cage-free eggs?

Dollar General clearly sells some cage-free eggs. As its opposition statement says, “We have made progress over the last several years in our cage-free egg offering.” But the company provides zero indication about what type of progress, or how much, it has supposedly made.

DG’s opposition statement claims that “Any incremental disclosure regarding cage-free egg sourcing would require a diversion of management’s time and Company resources[.]” But if the company knows it has made progress, it must know how much—and therefore, disclosing the data shouldn’t require much by way of time or resources. (Also, sharing how much progress the company has made should certainly require substantially less resources than DG has spent including and challenging this proposal in its proxy.)

And finally, Dollar Tree’s recent cage-free egg disclosure explicitly says that “we will provide an update at the end of 2023 sharing our overall cage-free egg percentage.”1 If Dollar Tree can disclose this percentage, Dollar General should be able to as well.

Ultimately, considering that DG has been publicizing its commitment on this issue for seven years and apparently already has at least a sense of what progress it has made, it seems reasonable to ask that the company simply disclose that information.

2.	What steps did DG take after making its 2016 commitment?

In its opposition statement, DG devotes significant space to an explanation about how cost-conscious its customers are, how its customers do not want to pay more for eggs if there is a cheaper option available, and so on. In other words: it has faced some challenges in moving forward on this ESG pledge.

But these challenges had already been identified by DG back in 2016, when it first started publicizing its commitment to cage-free eggs. In fact, the company’s opposition statement today recycles some of the same language used in its 2016 announcement. For example:

DG’s 2016 Announcement	DG’s 2023 Opposition Statement
“Affordability is critically important to the Dollar General customer, and eggs are often a primary source of protein for their families.”	“Affordability is critically important to our customers, many of whom have low and/or fixed incomes, and eggs are often a primary source of protein for their families.”
“Our in-store testing revealed our customers are not willing to pay a higher price for cage-free eggs if there is a lower price alternative.”	“Our customer insights…reveal that the majority of our customers are either unable or unwilling to pay a higher price for cage-free eggs if there is a lower price alternative.”

This is an important point, because it shows that back in 2016, when DG first announced its commitment, it was already aware of the factors that would pose challenges—and yet it made the commitment anyway (and continued publicizing it for the next seven years).

So, on that note: what exactly was the commitment?

While DG’s commitment did state its ambitions to convert to 100% cage-free eggs by 2025, the conversion goal itself was (as is pointed out in the opposition statement), “expressly based on available supply, affordability and customer demand.”

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1 https://www.dollartree.com/file/general/dollar_tree_cage_free_eggs_commitment.pdf

But importantly, there was another commitment beyond conversion expressed in 2016: that DG would actively work with its suppliers on this issue. The company said two things:

1.	“Dollar General is setting a goal of working with its suppliers to transition to 100 percent cage-free in-shell eggs by 2025”; and
2.	“Dollar General will work with its suppliers to implement this change in a way that ensures fresh, affordable in-shell eggs continue to be readily available to Dollar General shoppers...”

Thus, the commitment was not simply that DG would try to convert to cage-free eggs. No, it was much more specific and active than that: that DG would do work with its suppliers to reach its conversion goal in a way that “ensured” the challenges were overcome.

And it is that part of the commitment – the work DG has been pledging to do with its suppliers – that the proposal’s second data point is all about.

After all, it’s one thing to work toward a goal and fall short, but another to not have even really tried. And shareholders would be well-served to know: did DG ever actually do the thing it’s been saying for seven years that it would do (work with its suppliers to make its intended conversion)? Or did it not ever really try? Knowing what steps DG has taken since 2016 would shed some light on this—which is especially important considering how intent DG seems on keeping the information from shareholders.

3.	What steps will DG take on this issue now?

DG’s opposition statement does state two next steps the company will take—sort of. We say “sort of” because the first step is nearly verbatim from DG’s 2016 announcement...

DG’s 2016 Announcement	DG’s 2023 Opposition Statement
“We are closely watching what is happening in the egg production industry and the marketplace and are optimistic with the passage of time, the price of cage-free in-shell eggs will gradually decline so that cage-free eggs become a viable, equally affordable option for our core customers.”	“We continue to monitor developments in the egg production industry and market, as well as related legislation, and are hopeful that, with the passage of time, the price of cage-free in-shell eggs will gradually decline so that cage-free eggs become a viable, equally affordable option for our core customers.”

…and the second one merely says that DG will “continue to explore opportunities to purchase additional amounts of cage-free egg products.” [Emphasis added.]

Whether these are truly “next” steps is questionable, as they’re both actions DG claims it will continue doing.

On the other hand, last March, Dollar Tree disclosed some very specific next steps the company will take toward meeting its cage-free egg commitment. For example, it says it “will conduct pilots to assess cage-free options.” Dollar Tree even specifically describes what one of those pilots will entail: “We will test approximately 100 stores where cage-free SKUs are offered alongside conventional SKUs to learn customer response. In those stores, we will clearly label which eggs are cage-free and which are ‘from caged chickens.’”2

Dollar General, however, doesn’t disclose any specific next steps.

That’s important because DG still seems to maintain a goal of (eventually) selling 100% cage-free eggs. Indeed, in its opposition statement, DG says this: “[W]e have determined that it is not reasonably practicable to transition to 100 percent cage-free in-shell eggs in the next two years unless these factors change.” [Emphasis added]

What DG didn’t say is that it will not be practical to maintain any commitment to ever reaching 100% cage-free eggs; it instead simply wrote that doing so in the next two years (i.e. by its 2025 deadline) might not be practicable.

Thus, shareholders would be right to wonder how else it will be working toward its objective (other than continuing to do—or not do—the same things it has claimed for the last seven years).

In conclusion:

Companies must be more cautious than ever about not just making promises, but keeping them—or at the very least, working in earnest to do so. The data points requested in this proposal are simple, reasonable, and not at all onerous for the company to share. They comprise the fundamental information companies should provide to their shareholders to demonstrate responsibility and accountability in pursuing their material, ESG pledges. And indeed, numerous other companies have shared similar information—including Dollar Tree.

The requested disclosure would help shareholders understand just how DG has been working to meet one of its longstanding ESG commitments by providing that “greater specificity” ISS suggests shareholders ought to demand.

We hope you’ll join us in voting FOR this proposal. Thank you.

Note: We are not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

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2 https://www.dollartree.com/file/general/dollar_tree_cage_free_eggs_commitment.pdf